May 10, 2021

Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

Re:	Starco Brands, Inc.

Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted March 12, 2021

CIK No. 0001539850

Dear Ms. Ransom,

We acknowledge receipt of the comments in the letter dated March 30, 2021 from the staff of the Division of Corporation Finance (the “Staff”) regarding the draft Offering Statement of Starco Brands, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Draft Offering Statement on Form 1-A submitted March 12, 2021

The Company's Business

Principal Products and Services Products

Breathe™, page 27

1.	We note your revised disclosures in response to prior comment 4, and that on February 8, 2021 Alim Enterprises, LLC assigned the "Breathe Hand Sanitizer Spray" patent application to you. Yet, the disclosure in the Interest of Management and Others in Certain Transactions section on page 43 continues to indicate that Alim Enterprises, LLC owns the rights to the patent application. In addition, the Memorandum of Understanding between you, Alim Enterprises, LLC and The Starco Group continues to suggest that Alim Enterprises, LLC owns all rights to the patent application and that Alim Enterprises, LLC was only "willing to transfer the patent" to you. Please revise to reconcile these inconsistencies and enhance your disclosure, including on page 34, accordingly.

Starco Brands, Inc.

May 10, 2021

In response to the Staff’s comment, the Company has revised the disclosure in the “Interest of Management and Others in Certain Transactions”, “The Company’s Business – Principal Products and Services” and “The Company’s Business – Intellectual Property” sections of the Offering Circular to clarify that Alim Enterprises, LLC has assigned the patent application for the nitrogen propelled aerosol sanitizer spray technology that is utilized in the Breathe Hand Sanitizer Spray to the Company.

Marketing & Sales

Agreement with Hearst Magazines Media, Inc., page 30

2.	Please revise your discussion of your license agreements with Hearst Magazine Media, Inc. in this section to provide additional details. For example, please outline each party’s rights and obligations under the license agreements, and provide additional information regarding the royalty rate that is payable to Hearst under the agreements (for example, low-single digits, high-single-digits or a range not to exceed ten percent).

In response to the Staff’s comment, the Company has expanded its disclosure of the Hearst Magazine License Agreements to include an overview of the rights and obligations of the parties under the License Agreements, and to provide additional information regarding the royalty rate that is payable to Hearst under the License Agreements.

Distribution, page 33

3.	We note your response to prior comment 6, and that you believe you are not required to file any of the purchase orders for your Breathe hand sanitizer product that TSG has received from third-party retailers, including Dollar General, Wegmans, HLA, and J. Winkler. We re-issue our comment in part. To the extent your business is substantially dependent on a purchase order from any third-party retailer, please file any such purchase order as an exhibit and revise your disclosure to discuss the material terms of the purchase order; alternatively, please advise. Refer to Item 17(6)(b) of the Form 1-A.

The Company’s business is not substantially dependent on a purchase order from any third-party retailer, and thus, does not believe it is required to file any such purchase orders as an exhibit to the Company’s offering statement. Nonetheless, in an effort to respond to the Staff’s comment, the Company has revised its disclosure under “Distribution” to include discussion of certain common material terms of purchase orders received by TSG from such third party retailers.

Part III - Exhibits, page 47

4.	Your disclosures on pages 15 and 25 provide that the exclusive forum provision contained in your subscription agreement will not apply to claims arising under the Exchange Act. Yet, the exclusive forum provision included in your subscription agreement does not include language to that effect. If this provision is not intended to apply to Exchange Act claims, amend your subscription agreement to state the same, or tell us how you will inform future investors of this limitation.

Starco Brands, Inc.

May 10, 2021

In response to the Staff’s comment, the Company has revised its Subscription Agreement to make clear that such exclusive forum provision will not apply to claims arising under the Exchange Act. An amended copy of the Subscription Agreement is included in the Company’s Form 1-A/A being submitted in connection with this response letter.

5.	We note that the disclosures in your offering statement on pages 16 and 24 indicate that your subscription agreement contains a waiver of jury trial provision that applies to "any claims made under the federal securities laws." However, we are unable to locate such provision in your subscription agreement. Please revise or advise.

In response to the Staff’s comment, the Company has revised its Subscription Agreement to include a jury trial waiver, an amended copy of which is included in the Company’s Form 1-A/A being submitted in connection with this response letter.

General

6.	We note your response to prior comment 13, and re-issue such comment as you have not provided the requested disclosure. Please revise your offering circular cover page and plan of distribution section to explicitly state that the company and the selling shareholders will all sell their shares at a stated, fixed price for the duration of the offering.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and in the “Plan of Distribution” section to explicitly state that the company and the selling shareholders will all sell their shares at a stated, fixed price for the duration of the offering.

Thank you again for the opportunity to respond to your questions to the draft Offering Statement of Starco Brands Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli
Jeanne Campanelli
Partner
CrowdCheck Law LLP

cc: Ross Sklar
Chief Executive Officer
Starco Brands, Inc.